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MAR 03 2008

Washington, DC
106

[redacted]

08029943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 LIMEKILN ROAD

WEST REDDING	CONNECTICUT	06896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL AMARI — (203) 938-3530 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARGAN, JAMES M.

(Name – *if individual, state last, first, middle name*)

11 LAKE AVENUE EXTENTION	DANBURY	CONNECTICUT	06811
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL AMARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. AMARICO, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GRACE L. ABBADESSA
Notary Public, State of New York
Registration #01AB6119088
Qualified In Putnam County
My Commission Expires Nov. 22, 2008

Grace L. Abbadessa 2/27/08
Notary Public

Michael Amari
Signature

Pres.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JAMES M. GARGAN, C.P.A.

Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2007, and have issued my report thereon dated February 26, 2008. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through ADP Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments

required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2007, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Danbury, Connecticut
February 26, 2008

James M. Gargan, CPA

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2007

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 53,155	
Accounts Receivable	15,269	
Securities Owned at Market Value (Cost $41,273)	49,347	
Prepaid Expenses & Deposits	557	
Total Current Assets		**$118,328**
Fixed Assets		
Automobiles	69,494	
Furniture, Fixtures & Office Equip.	35,032	
Total	$104,526	
Less: Accumulated Depreciation	72,179	
Net Fixed Assets		$ 32,347
Other Assets		
Cash Surrender Value Life Insurance		55,696
Total Assets		**$206,371**

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 1,543
Loan Payable Chase	204
Loan-Chrysler Auto	25,898
Shareholder's Loan	935
Total Liabilities	$28,580
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	127,791
Total Stockholders' Equity (Exhibit D)	$177,791
Total Liabilities and Stockholders' Equity	$206,371

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2007

Accounts Payable		933
Accrued Income Taxes		610
	Total	$ 1,543

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2007

Revenue		
Commissions etc.	$96,317	
Profits (Loss) on Firm Trading Accounts	5,900	
Unrealized Gain (Loss) on Securities Held	10,686	
Interest and Dividends	1,937	
FINRA Distribution	35,000	
Total Revenue		**$149,840**
Expenses		
Officer's Salary	$ 2,400	
Salary Expense	14,640	
Clearing Broker	60,919	
Payroll Taxes & Employee Benefits (Note 3)	16,544	
Telephone	2,210	
Insurance	4,740	
Membership Dues & Subscriptions	2,222	
Automobile Lease & Expenses	1,427	
Office Supplies & Expense	411	
Utilities & Other Occupancy	5,824	
Material & Repair Expense	435	
Professional Fee	8,944	
NASD & Other Regulatory Expenses	1,678	
Travel & Entertainment	500	
Postage	247	
Interest Expense	1,116	
Local Taxes	102	
General & Miscellaneous Expenses	526	
Total Expenses		**$124,885**
Profit (Loss) Before Depreciation and Taxes		24,955
Less: Depreciation (Note 5)		5,602
Income (Loss) Before Taxes		$19,353
Changes in Income Taxes (Note 6)		400
Net Income (Loss)		**$ 18,953**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2007

Exhibit C

Balance - Beginning of Year	$104,703	
Add: Net Income Per Exhibit B	18,953	
Cash Surrender Value Life Insurance	4,135	
Balance - End of Year		$127,791

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$154,703	
Add: Net Income (Loss) Per Exhibit B	18,953	
Cash Surrender Value of Life Insurance	4,135	
Balance - End of Year		$177,791

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2007

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ 18,953	
Depreciation	5,602	
Cash (Uses) of Cash from Operating Activities		$24,555
Changes in Assets and Liabilities		
Accounts Receivable	(5,368)	
Accrued Expenses and Taxes	(101)	
Bank and Auto Loan	14,602	
Shareholder's Loan	(7,305)	
Net (Uses) of Cash from Operating Activities		$ 1,828
Cash Flow From Investing and Financing Activities		
Sale and Purchase of Trade Securities Net	$10,228	
Purchase of Fixed Assets	(33,379)	
Net (User) of Cash from Investing and Financing		$ (23,151)
Net (Decrease) in Cash		$3,232
Cash Beginning of Year		49,923
Cash End of Year		$ 53,155
Cash Paid During the Year for Income Taxes		$ 650
Cash Paid During the Year for Interest		$ 1,117

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2007

Schedule 1

Total Stockholder's Equity Per Exhibit A		$177,791
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	32,347	$ 32,904
Net Capital Before Haircuts on Securities Position		$144,887
Less: Haircuts on Securities Position	$ 7,402	
Government Bonds	1,498	
		$ 8,900
Net Capital		$135,987

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2007

Aggregate Indebtness Liabilities	
Accounts Payable	$ 933
Accrued Income Taxes	610
Loans Payable	26,102
Total	$ 27,645
Percentage of Aggregate Indebtness to Net Capital	.20 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2007

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though ADP Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2007

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 134,798
Net Capital Per Schedule 1	135,987
Difference Decrease	$ 1,189
The Above difference is Reconciled as Follows-	
Increase in Cash Surrender Value	2,635
Decrease in Net Fixed Assets	1,055
Decrease in Depreciation	372
Increase in Income Tax	(511)
Increase in Shareholder Loan	(2,362)
Total Difference	$ 1,189

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2007

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through ADP Clearing Corp. The agreement with ADP Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at ADP Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan were not made in 2007 because the plan reached the Full funding Limitation under the rules of 1987 O.S.R.A. regulations. Pension accrual was reduced to reflect the Full Funding of the plan. The remaining pension provision on Amarico's books reflect an accrual of possible contribution for 2007 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2007 through June 25, 2008. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2007 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $5,602 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 0
	State & Local	400
		$ 400
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2007 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Income of $18,953 is arrived at after including net unrealized profit and losses from securities. Unrealized Profit on securities was $10,686. The salaries, paid to non officers, for 2007 were $14,640.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

END